10 September 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1068.3991p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,459,485 ordinary shares in treasury, and has 1,116,551,830 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 20,761,150 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of €13.9926 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 52,625,694 ordinary shares in treasury, and has 994,873,987 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 11,327,150 shares.